SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 4

to

SCHEDULE TO

(RULE 13e-4)

TENDER OFFER STATEMENT

UNDER

SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

PARAMETRIC TECHNOLOGY CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock

par value $.01 per share

(Title of Class of Securities)

699173100

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Cornelius F. Moses, III

Executive Vice President and Chief Financial Officer

Parametric Technology Corporation

140 Kendrick Street

Needham, Massachusetts 02494

(781) 370-5000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Matthew C. Dallett

Palmer & Dodge LLP

111 Huntington Avenue

Boston, Massachusetts 02199

(617) 239-0100

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
$13,724,051(1)	$1,616(2)

(1)	Calculated solely for purposes of determining the filing fee in accordance with Rule 457(o). The amount assumes the purchase from eligible employees of all outstanding eligible options to purchase shares of common stock of Parametric Technology Corporation (PTC) with an exercise price equal to or greater than $9.00 per share granted under the PTC 2000 Equity Incentive Plan, the PTC 1997 Incentive Stock Option Plan, the PTC 1997 Nonstatutory Stock Option Plan, the PTC 1987 Incentive Stock Option Plan, the Computervision Corporation 1992 Stock Option Plan, the Division Group PLC Approved Employee Share Option Scheme and the Division Group PLC Unapproved Employee Share Option Scheme at the prices stated in the offer document for an aggregate purchase price of $13,724,051.

(2)	Previously paid on July 6, 2005.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$1,616	Filing Party:	Parametric Technology Corporation
Form or Registration No.:	Schedule TO-I	Date Filed:	July 6, 2005

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT

This Amendment No. 4 to Schedule TO is filed by Parametric Technology Corporation, a Massachusetts corporation (“PTC”), and amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on July 6, 2005 (as amended and supplemented to date, the “Schedule TO”), in connection with PTC’s Offer to Exchange Outstanding Options with Exercise Prices of $9 or More, dated July 6, 2005 (the “Exchange Offer”).

This Amendment No. 4 is the final amendment to the Schedule TO and its sole purpose is to report the results of the Exchange Offer and to add as an exhibit PTC’s press release, dated August 4, 2005, relating to the acceptance of the eligible options and the results of the Exchange Offer.

Item 4.	Terms of the Transaction.

Item 4 of the Schedule TO is hereby further amended and supplemented to add the following:

“The Offer expired at 8:00 p.m., Boston, Massachusetts time, on Wednesday, August 3, 2005. Pursuant to the Exchange Offer, we accepted for purchase all properly tendered and not validly withdrawn eligible options, which options represented the right to purchase an aggregate of 18,261,618 shares of our common stock. This amount represents 93.2% of the outstanding options eligible for the Exchange Offer. Upon the terms and subject to the conditions of the Exchange Offer, we will pay promptly an aggregate cash payment of $12,791,593.24 for such tendered and accepted options.”

Item 12.	Exhibits.

See attached Exhibit Index.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

PARAMETRIC TECHNOLOGY CORPORATION

By:	/s/ CORNELIUS F. MOSES, III
Cornelius F. Moses, III
Executive Vice President and Chief Financial Officer

Date: August 4, 2005

EXHIBIT INDEX

Exhibit Number	Description

(a)(1)(i)	Offer to Exchange Outstanding Options with Exercise Prices of $9 or More, dated July 6, 2005.*

(a)(1)(ii)	Email dated July 6, 2005 to employees of Parametric Technology Corporation from C. Richard Harrison announcing Offer to Exchange.*

(a)(1)(iii)	Form of Election to Tender Options for Exchange (Electronic).*

(a)(1)(iv)	Form of Election to Tender Options for Exchange (Paper).*

(a)(1)(v)	Form of email confirming receipt of Election to Tender Options for Exchange.*

(a)(1)(vi)	Form of Withdrawal of Options Tendered for Exchange (Electronic).*

(a)(1)(vii)	Form of Withdrawal of Options Tendered for Exchange (Paper).*

(a)(1)(viii)	Form of email confirming receipt of Withdrawal of Options Tendered for Exchange.*

(a)(1)(ix)	Form of email reminder notice of expiration of Offer to Exchange.*

(a)(1)(x)	Form of email confirming acceptance of options and results of Offer to Exchange. (Aggregate)*

(a)(1)(xi)	Form of email confirming acceptance of options for exchange. (Individual)*

(a)(1)(xii)	Form of letter confirming acceptance of options for exchange (Individual).*

(a)(1)(xiii)	Frequently Asked Questions (FAQs).*

(a)(1)(xiv)	Letter dated July 6, 2005 to employees of Parametric Technology Corporation receiving the Offer to Exchange in paper form from C. Richard Harrison announcing the Offer to Exchange.*

(a)(1)(xv)	Frequently Asked Questions (FAQs) #2.*

(a)(1)(xvi)	Form of email circulating Frequently Asked Questions #2.*

(a)(1)(xvii)	Email from Pacific Rim Human Resources Department to Parametric Technology Corporation’s employees located in the Pacific Rim dated July 7, 2005.*

(a)(1)(xviii)	Frequently Asked Questions (FAQs) #3.*

(a)(1)(xix)	Form of email circulating Frequently Asked Questions (FAQs) #3.*

(a)(1)(xx)	Press release dated August 4, 2005.

(a)(2)	Not applicable.

(a)(3)	Not applicable.

(a)(4)	Not applicable.

(a)(5)	Not applicable.

(a)(6)	Not applicable.

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

*	Previously filed.